Exhibit 21.1

Significant Subsidiaries of Navigant Consulting, Inc.

Jurisdiction of
Name	Incorporation	Doing Business as

Peterson Consulting, LLC	Illinois	Navigant Consulting, Inc.
Navigant Consulting (Europe) Limited	United Kingdom	Navigant Consulting Europe
Navigant Economics, LLC	Delaware	Navigant Economics